
Morgan

RECEIVED
2006 MAR 31 P 1:49
OFFICE OF INTERNATIONAL CORPORATE FINANCE

28th March 2006

The Morgan Crucible Company plc




06012079

Quadrant, 55-57 High Street,
Windsor, Berkshire SL4 1LP
Telephone: 01753 837000
Telefax: 01753 850872
www.morgancrucible.com

Office of International Corporate Fi...
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

SUPPL

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

David Coker
Company Secretary

Enclosure

PROCESSED
MAR 31 2006
THOMSON FINANCIAL

Registered Office as above
Registered in England No 286773

K:\Stock Exchange Announcements\SEC Filing Letter.doc

Regulatory Announcement

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Holding(s) in Company
Released	11:24 28-Mar-06
Number	5094A

ISSUER	**FILE NO.**
The Morgan Crucible Company plc	82-3387

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company:
The Morgan Crucible Company plc

2) Name of shareholder having a major interest:
Schroder Investment Management Limited

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18: non- beneficial

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

Schroder Nominees Limited 6,158,375 shares; Brown Brothers Harriman 1,492 shares; Chase Manhattan Bank 724,800 shares; Chase Nominees Limited 8,635,203 shares; Chase Nominees Limited a/c 03886 693,900 shares; Investors Tst & Custodial Services 200,000 shares; Mellon Nominees (UK) Limited 2,320,200 shares; Nortrust Nominees Limited 6,097,393 shares; State Street Bank and Trust Co 393,145 shares; State Street Nominees Limited 9,350,579 shares; State Street Nominees Limited a/c 5H57 1,076,329 shares.

5) Number of shares/amount of stock acquired:
Not known

6) Percentage of issued class:
Not known

7) Number of shares/amount of stock disposed:
Not known

8) Percentage of issued class:
Not known

9) Class of Security:
Ordinary shares of 25p

10) Date of Transaction:
Not known

11) Date company informed:
Faxed letter dated 24/3/06

12) Total holding following this notification:
35,651,416 shares

13) Total percentage holding of issued class following this notification:
12.153%

14) Any additional information
N/A

15) Name of contact and telephone number for queries:
Mr P.A. Boulton tel. 01753 837000

16) Name and signature of authorised company official responsible for making this notification:
Mr P.A. Boulton

17) Date of notification:
28th March 2006

END

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